Exhibit 4.9

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Profound Medical Corp. (“Profound”, or the “Company”)

Unit 6, 2400 Skymark Avenue

Mississauga, Ontario

L4W 5K5

2.	Date of Material Change

September 13, 2019

3.	News Release

A press release disclosing the material change was disseminated via Globe Newswire on September 13, 2019 and subsequently filed on SEDAR.

4.	Summary of Material Change

On September 13, 2019, Profound entered into an underwriting agreement with Canaccord Genuity Corp. and Echelon Wealth Partners Inc. (collectively, the “Underwriters”) in connection with a financing of an aggregate of 9,090,910 units of the Company (the “Units”) at a price of $1.10 per Unit (the “Offering Price”) for aggregate gross proceeds of approximately $10 million (the “Offering”).

Profound agreed to grant the Underwriters an over-allotment option to purchase up to an additional 1,363,636 Units at the Offering Price, exercisable in whole or in part at any time on or prior to the date that is 30 days following the closing of the Offering. If the over-allotment is exercised in full, the aggregate gross proceeds of the Offering will be approximately $11.5 million.

5.	Full Description of Material Change

5.1       Full Description of Material Change

On September 13, 2019, Profound entered into an underwriting agreement with the Underwriters in connection with a financing of an aggregate of 9,090,910 Units at the Offering Price for aggregate gross proceeds of approximately $10 million. Each Unit will consist of one common share of Profound (each a “Common Share”) and one-half of one warrant, with each whole warrant entitling the holder to acquire one Common Share at a price of $1.55 per Common Share until the date that is two years from the closing date of the Offering

Profound agreed to grant the Underwriters an over-allotment option to purchase up to an additional 1,363,636 Units at the Offering Price, exercisable in whole or in part at any time on or prior to the date that is 30 days following the closing of the Offering. If the over-allotment is exercised in full, the aggregate gross proceeds of the Offering will be approximately $11.5 million.

In consideration for their services, the Underwriters will receive a fee consisting of a cash commission equal to six per cent of the gross proceeds of the Offering (including gross proceeds from any exercise of the over-allotment option).

The net proceeds of the Offering are expected to be used: (i) to support certain costs and expenses for reimbursement clinical trial support and the ongoing TUSLA-PRO® Ablation Clinical Trial; (ii) to expand infrastructure to execute on global sales and marketing plans; (iii) for research and development initiatives; and (iv) for general corporate purposes.

The Offering will be conducted in all provinces of Canada (other than Québec) pursuant to a prospectus supplement to the Company’s short form base shelf prospectus dated September 19, 2018 and in the United States, on a private placement basis, pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended. The Offering is subject to normal regulatory approvals and is expected to close on or about September 20, 2019.

5.2       Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of the National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted in this material change report on the basis that it is confidential information.

8.	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this report.

Stephen Kilmer

(647) 872-4849

skilmer@profoundmedical.com

9.	Date of Report

September 19, 2019

Cautionary Note Regarding Forward-Looking Statements

This material change report includes forward-looking statements regarding Profound and its business which may include, but is not limited to, statements with respect to the use of the proceeds and the size and the timing of the completion of the Offering. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Profound, including, without limitation, uncertainties inherent to current capital markets, the ability to receive any required approvals or consents in connection with the Offering, the ability of Profound to satisfy the conditions of the Offering or otherwise close the Offering, and related risks and uncertainties. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.